UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    ☐                 No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    ☐                 No    ☒

Telecom Argentina S.A.

Item

1.             English translation of a letter dated September 16, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, September 16, 2019

Chairman of the Comisión Nacional de Valores

Lic. Marcos Ayerra

RE.: Report of claim in re.: “Unión de Usuarios y Consumidores y otro c/Telecom Argentina S.A. s/Ordinario” (Docket No.: 24,687/2018).

Dear Sirs,

I am writing to you as Attorney-in-Fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform that the Company (as the surviving company of Cablevisión S.A.), has been notified of the class action indicated above, pending before the Lower Commercial Court No. 9, Secretary No. 17.

The claim filed by the “Unión de Usuarios y Consumidores” and “Consumidores Libres Cooperativa Ltda. De Provisión de Servicios de Acción Comunitaria” seeks, in summary, to order the Company to reimburse the price increases charged to its clients for the months of September and October 2018, January 2019 and any other increases that it may collect during the course of the legal proceeding, for internet services, broadcasting by subscription, other information technology and communication services and other complementary services (all of them provided under the brands Cablevisión and Fibertel), with interest until the date of reimbursement. All of the above, arguing an alleged breach of certain provisions of the “Reglamento de Clientes de los Servicios de Tecnologías de la Información y Comunicaciones” and Law No. 24,240 relating to the term and manner of notifying the price adjustments of such services.

The filed claim is of an indeterminate amount.

The Company, with the assistance of its legal counsel, will timely answer the claim, rejecting it because of the lack of factual and legal grounds.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney in Fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	September 16, 2019	By:	/s/ Gabriel P. Blasi
			Name:	Gabriel P. Blasi
			Title:	Responsible for Market Relations